Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 001-10110

Press release

07.05.2024

BBVA shareholders overwhelmingly approve capital increase for Banco Sabadell integration

“With 96 percent of votes in favor, the shareholders have given “their overwhelming support to the capital increase needed to extend our offer to Banco Sabadell shareholders,” BBVA Chair Carlos Torres Vila said. During his speech, he said that this combination will allow the bank to gain scale and undertake the necessary investments in technology required to compete at a global level. Today “marks a very important milestone to move ahead with the most attractive project in European banking,” he underlined at the Extraordinary Shareholders’ Meeting this Friday in Bilbao.

This capital increase represents a major milestone, and one of the necessary steps that are part of the offer to Banco Sabadell shareholders, which BBVA announced on May 9th. Quorum for the extraordinary shareholders meeting stood at 70.75 percent, reaching record levels.

In the words of Carlos Torres Vila, “We are fully confident in the success of this transaction, which represents a clear commitment to Spain and its SMEs. The combination with Banco Sabadell will create a stronger, more profitable bank with greater capacity to support families and businesses in their projects for the future.”

This combination is positive for all stakeholders. BBVA shareholders will obtain high returns on their investment, with limited capital consumption. Banco Sabadell shareholders will receive a highly attractive premium and a 16 percent stake in the bank resulting from the merger. Furthermore, everyone will benefit from BBVA’s shareholder distribution policy, which entails payouts of 40 to 50 percent of profit, and the bank’s commitment to distribute any excess capital over 12 percent1.

In addition, customers will have access to a better range of products, and employees will have more opportunities for professional growth. The resulting bank will have a greater capability to grant credit, with an additional €5 billion per year in loans to families and businesses, thus contributing to the well-being and economic progress of Spanish society. There would also be a larger contribution via taxes. “With this transaction we are increasing our commitment to the regions with the strongest presence. We will retain the corporate center in Sant Cugat, while reinforcing our support to the scientific, business and cultural sectors in those regions,” he said.

“We are confident that this offer reflects a sound and compelling strategic rationale, with a positive impact on all our stakeholders,” said the BBVA Chair. For that reason, “BBVA has wanted to give Banco Sabadell shareholders the power to choose, which they will be able to do once the acceptance period

[1]	Pro-forma Basel IV, subject to regulatory approval.

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opens. We expect them to appreciate the strategic sense of this transaction and decide to participate with us in this great project for the future.” In this regard, he underlined that “we believe that the process will move forward favorably within the planned timeframe.”

The combination of BBVA and Sabadell, “the most attractive project of the European banking sector”.

In his speech Carlos Torres Vila took stock of the factors that have led to BBVA’s “success story:” the franchises, leaders in profitability in attractive markets and its pioneering strategy in digitization and sustainability, which has been fundamental in BBVA’s solid financial results, and its unique combination of growth and profitability vs. its European competitors.

“One additional driver of this success is our capital allocation discipline, consistently guided by our focus on creating value for our shareholders,” he emphasized. The BBVA Chair stressed that, over the last decade, the bank has divested about €16 billion in markets where it did not have sufficient scale, such as the U.S. or Chile, or lacked the necessary attractiveness, such as Paraguay. “These two characteristics, scale and market attractiveness, largely explain the profitability on invested capital. And we have allocated part of the capital obtained from those divestments into options with greater capacity to create value, such as our franchises in Mexico, Turkey or Spain. In fact, the offer we have presented to Banco Sabadell fits within this capital allocation framework,” he stressed.

In his opinion, “this is the most attractive project in the European banking sector.” Carlos Torres Vila considers that, together with the profound digitization of the financial sector, we are facing an unprecedented wave of disruption. In this regard, he considers that technology-related costs, which have increased significantly in recent years, will continue to grow on the back of the need to invest in digital platforms, cybersecurity or artificial intelligence. Scale will be increasingly more relevant: “In the combination with Banco Sabadell we gain scale and dilute fixed costs across a larger customer base and higher volume of business, while gaining efficiency and offering better products and services to our customers at more competitive prices,” he said.

Furthermore, this transaction “strengthens our position in Spain, an enormously attractive market for investment,” with good economic prospects, high profitability for the banking sector, and a need for significant investments, especially to address decarbonization projects.

In this context, “Banco Sabadell represents a great opportunity. It is a high-quality franchise with a very positive performance of its financial metrics in recent years,” he summarized. Moreover, “the transaction involves combining two highly complementary businesses, reinforcing our commitment to SMEs,” he emphasized.

Carlos Torres Vila stressed that “we are the bank that most supports the growth of businesses.” Specifically, in the first four months of the year, BBVA increased its customer base, adding more than

07.05.2024

51,100 self-employed, and small and medium-sized businesses (which represents a 10 percent growth yoy). “We want to combine our experience with Sabadell’s and build together the best possible bank for these businesses,” he said.

In conclusion, the BBVA Chair pointed out the bank’s experience from previous acquisitions, which “endorses us and allows us to trust in the success of the integration.”

Following this initial milestone, the offer to Banco Sabadell shareholders is subject to the required regulatory approvals2 and to the acceptance of the offer by Banco Sabadell shareholders, representing a majority of the bank’s capital stock. Once BBVA acquires a stake in Banco Sabadell of 50.01 percent or higher, it plans to merge it with BBVA. This merger is subject to the corresponding regulatory approvals3.

[2]	Statement of non-opposition by the European Central Bank (ECB) and approval by the Spanish regulator CNMV.
[3]	Approval by the Spanish Ministry of the Economy, Commerce and Business.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.